June 9, 2005


By facsimile to (212) 728-8111 and U.S. Mail


Mr. Frank Nasisi
President and Chief Executive Officer
Polypore International, Inc.
13800 South Lakes Drive
Charlotte, NC 28273

Re:	Polypore International, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
S-4
	Filed May 23, 2005
	File No. 333-124142

Dear Mr. Nasisi:

We reviewed the filing and have the comment below.

Legal Proceedings, page 76

1. Refer to prior comment 8. Specify the amount of the estimate of potential penalties that you recorded as an adjustment to the preliminary allocation of the transactions` purchase price during the three months ended April 2, 2005.

Closing

	File an amendment to the S-4 in response to the comment and your exchanges with Alfred P. Pavot, Staff Accountant. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comment and your exchanges with Mr. Pavot. If you think that compliance is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comment and your exchanges with Mr.
Pavot, and any supplemental information.

	We urge all persons responsible for the registration statement`s accuracy and adequacy to make certain that all information required under the Securities Act of 1933 is included. Since Polypore and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Polypore requests acceleration of the registration statement`s effectiveness, Polypore should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Polypore from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Polypore may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	We direct your attention to Rules 460 and 461 of Regulation C under the Securities Act on requesting acceleration of a registration statement`s effectiveness. Allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Provide this request at least two business days before the requested effective date.

      You may direct questions on accounting comments to Alfred P. Pavot, Staff Accountant, at (202) 551-3738 or John M. Hartz, Senior
Assistant Chief Accountant, at (202) 551-3689. You may direct questions on other comments and other disclosure issues to Edward M.
Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director




cc:	Steven J. Gartner, Esq.
	Wilkie Farr & Gallagher LLP
	787 7th Avenue
	New York, NY 10019



Mr. Frank Nasisi
June 9, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE